TransAlta Corporation
Condensed Consolidated Statements of Earnings (Loss)
 (in millions of Canadian dollars except per share amounts)

	3 months ended June 30,		6 months ended June 30,
Unaudited	2018	2017	2018	2017
Revenues (Note 4)	446	503	1,034	1,081
Fuel, carbon, and purchased power	179	180	456	430
Gross margin	267	323	578	651
Operations, maintenance, and administration	123	127	256	252
Depreciation and amortization	146	154	276	297
Asset impairment charge (Note 3)	12	20	12	20
Taxes, other than income taxes	8	8	16	16
Net other operating income (Note 5)	(10)	(10)	(178)	(20)
Operating income (loss)	(12)	24	196	86
Finance lease income	3	16	5	32
Net interest expense (Note 6)	(59)	(59)	(127)	(121)
Foreign exchange gain (loss)	(5)	2	(7)	1
Other income	—	2	—	2
Earnings (loss) before income taxes	(73)	(15)	67	—
Income tax expense (recovery) (Note 7)	(6)	(19)	31	(36)
Net earnings (loss)	(67)	4	36	36

Net earnings (loss) attributable to:
TransAlta shareholders	(95)	(8)	(20)	(8)
Non-controlling interests (Note 8)	28	12	56	44
	(67)	4	36	36

Net loss attributable to TransAlta shareholders	(95)	(8)	(20)	(8)
Preferred share dividends (Note 14)	10	10	20	10
Net loss attributable to common shareholders	(105)	(18)	(40)	(18)
Weighted average number of common shares outstanding in the period (millions)	288	288	288	288

Net loss per share attributable to common shareholders, basic and diluted (Note 13)	(0.36)	(0.06)	(0.14)	(0.06)

See accompanying notes.

TRANSALTA CORPORATION F1

TransAlta Corporation
Condensed Consolidated Statements of Comprehensive Income (Loss)
 (in millions of Canadian dollars)

	3 months ended June 30,		6 months ended June 30,
Unaudited	2018	2017	2018	2017
Net earnings (loss)	(67)	4	36	36
Other comprehensive income (loss)
Net actuarial gains (losses) on defined benefit plans, net of tax(1)	15	(13)	18	(12)
Losses on derivatives designated as cash flow hedges, net of tax(2)	(1)	—	—	—
Total items that will not be reclassified subsequently to net earnings	14	(13)	18	(12)
Gains (losses) on translating net assets of foreign operations, net of tax(3)	27	(28)	60	(34)
Reclassification of translation gains on net assets of divested foreign operations(4)	—	(9)	—	(9)
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax(5)	(12)	10	(24)	23
Reclassification of losses on financial instruments designated as hedges of divested foreign operations, net of tax(6)	—	14	—	14
Gains on derivatives designated as cash flow hedges, net of tax(7)	22	48	28	77
Reclassification of gains on derivatives designated as cash flow hedges to net earnings, net of tax(8)	(31)	(39)	(54)	(45)
Total items that will be reclassified subsequently to net earnings	6	(4)	10	26
Other comprehensive income (loss)	20	(17)	28	14
Total comprehensive income (loss)	(47)	(13)	64	50

Total comprehensive income (loss) attributable to:
TransAlta shareholders	(75)	(39)	7	(13)
Non-controlling interests (Note 8)	28	26	57	63
	(47)	(13)	64	50

(1) Net of income tax expense of 5 and 6 for the three and six months ended June 30, 2018 (2017 - 4 and 4 recovery).
(2) Net of income tax expense of nil for the three and six months ended June 30, 2018 (2017 - nil).
(3) Net of income tax expense of nil for the three and six months ended June 30, 2018 (2017 - nil and 1recovery).
(4) Net of income tax expense of nil for the three and six months ended June 30, 2018 (2017 - 11 expense), respectively.
(5) Net of income tax recovery of 1 and 2 for three months and six months ended June 30, 2018 (2017 - 1 and 2 expense).
(6) Net of income tax expense of nil for three months and six months ended June 30, 2018 (2017 - 2 expense), respectively.
(7) Net of income tax expense of 6 and 7 for three months and six months ended June 30, 2018 (2017 - 29 and 51 expense).
(8) Net of reclassification of  income tax expense of 8 and 15 for the three and six months ended June 30, 2018 (2017 - 21 and 31 expense).

See accompanying notes.

F2 TRANSALTA CORPORATION

TransAlta Corporation
Condensed Consolidated Statements of Financial Position
 (in millions of Canadian dollars)

Unaudited	June 30, 2018	Dec. 31, 2017
Cash and cash equivalents	123	314
Trade and other receivables	562	933
Prepaid expenses	63	24
Risk management assets (Notes 9 and 10)	166	219
Inventory	281	219
Assets held for sale	1	—
	1,196	1,709
Restricted cash (Note 12)	31	30
Long-term portion of finance lease receivables	202	215
Property, plant, and equipment (Note 11)
Cost	13,089	12,973
Accumulated depreciation	(6,730)	(6,395)
	6,359	6,578

Goodwill	464	463
Intangible assets	349	364
Deferred income tax assets	29	24
Risk management assets (Notes 9 and 10)	690	684
Other assets	273	237
Total assets	9,593	10,304

Accounts payable and accrued liabilities	425	595
Current portion of decommissioning and other provisions	77	67
Risk management liabilities (Notes 9 and 10)	74	101
Income taxes payable	14	64
Dividends payable (Note 13)	47	34
Current portion of long-term debt and finance lease obligations (Note 12)	103	747
	740	1,608
Credit facilities, long-term debt, and finance lease obligations (Note 12)	3,044	2,960
Decommissioning and other provisions	399	403
Deferred income tax liabilities	554	549
Risk management liabilities (Notes 9 and 10)	48	40
Defined benefit obligation and other long-term liabilities	356	359
Equity
Common shares (Note 13)	3,088	3,094
Preferred shares (Note 14)	942	942
Contributed surplus	11	10
Deficit	(1,265)	(1,209)
Accumulated other comprehensive income	520	489
Equity attributable to shareholders	3,296	3,326
Non-controlling interests (Note 8)	1,156	1,059
Total equity	4,452	4,385
Total liabilities and equity	9,593	10,304

Commitments and contingencies (Note 15)

Subsequent events (Note 17)

 See accompanying notes.

TRANSALTA CORPORATION F3

TransAlta Corporation
Condensed Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

Unaudited 6 months ended June 30, 2018	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2017	3,094	942	10	(1,209)	489	3,326	1,059	4,385
Impact of changes in accounting policy (Note 2)	—	—	—	(14)	—	(14)	1	(13)
Adjusted balance as at Jan. 1, 2018	3,094	942	10	(1,223)	489	3,312	1,060	4,372
Net earnings (loss)	—	—	—	(20)	—	(20)	56	36
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and of tax	—	—	—	—	36	36	—	36
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(26)	(26)	—	(26)
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	18	18	—	18
Intercompany fair value through OCI investments	—	—	—	—	(1)	(1)	1	—
Total comprehensive income (loss)				(20)	27	7	57	64
Common share dividends	—	—	—	(23)	—	(23)	—	(23)
Preferred share dividends	—	—	—	(20)	—	(20)	—	(20)
Shares purchased under NCIB (Note 13)	(6)	—	—	2	—	(4)	—	(4)
Changes in non-controlling interests in TransAlta Renewables (Note 3)	—	—	—	19	4	23	122	145
Effect of share-based payment plans	—	—	1	—	—	1	—	1
Distributions paid, and payable, to non-controlling interests (Note 8)	—	—	—	—	—	—	(83)	(83)
Balance, Jun 30, 2018	3,088	942	11	(1,265)	520	3,296	1,156	4,452
See accompanying notes.

6 months ended June 30, 2017	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2016	3,094	942	9	(933)	399	3,511	1,152	4,663
Net earnings (loss)	—	—	—	(8)	—	(8)	44	36
Other comprehensive income (loss)
Net losses on translating net assets of foreign operations, net of hedges and of tax	—	—	—	—	(6)	(6)	—	(6)
Net gains on derivatives designated as cash flow hedges, net of tax	—	—	—	—	32	32	—	32
Net actuarial losses on defined benefits plans, net of tax	—	—	—	—	(12)	(12)	—	(12)
Intercompany available-for-sale investments	—	—	—	—	(19)	(19)	19	—
Total comprehensive income (loss)				(8)	(5)	(13)	63	50
Common share dividends	—	—	—	(12)	—	(12)	—	(12)
Preferred share dividends	—	—	—	(10)	—	(10)	—	(10)
Distributions paid, and payable, to non-controlling interests (Note 8)	—	—	—	—	—	—	(91)	(91)
Balance, Jun 30, 2017	3,094	942	9	(963)	394	3,476	1,124	4,600
See accompanying notes.

F4 TRANSALTA CORPORATION

TransAlta Corporation
Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	3 months ended June 30,		6 months ended June 30,
Unaudited	2018	2017	2018	2017
Operating activities
Net earnings (loss)	(67)	4	36	36
Depreciation and amortization (Note 16)	182	173	343	333
Accretion of provisions (Note 6)	6	5	12	11
Decommissioning and restoration costs settled	(6)	(3)	(13)	(7)
Deferred income tax expense (recovery) (Note 7)	(16)	(25)	12	(48)
Unrealized (gain) loss from risk management activities	21	(28)	—	(33)
Unrealized foreign exchange (gains) losses	7	(1)	17	1
Provisions	—	—	5	—
Asset impairment charges (Note 3)	12	20	12	20
Other non-cash items	34	27	51	45
Cash flow from operations before changes in working capital	173	172	475	358
Change in non-cash operating working capital balances	(69)	(109)	54	(14)
Cash flow from operating activities	104	63	529	344
Investing activities
Additions to property, plant, and equipment (Note 11)	(60)	(97)	(83)	(157)
Additions to intangibles	(5)	(6)	(10)	(10)
Acquisition of renewable energy development projects (Note 3)	—	—	(30)	—
Proceeds on sale of property, plant, and equipment	—	—	1	—
Proceeds on sale of Wintering Hills facility	—	—	—	61
Decrease in finance lease receivable	14	15	29	30
Other	—	—	1	(2)
Change in non-cash investing working capital balances	(55)	14	(67)	9
Cash flow from (used in) investing activities	(106)	(74)	(159)	(69)
Financing activities
Net increase (repayment) in borrowings under credit facilities (Note 12)	(222)	100	104	100
Repayment of long-term debt (Note 12)	(65)	(573)	(725)	(587)
Dividends paid on common shares (Note 13)	(11)	(11)	(23)	(23)
Dividends paid on preferred shares (Note 14)	—	(10)	(10)	(20)
Net proceeds on sale of non-controlling interest in subsidiary (Notes 3 and 13)	144	—	144	—
Repurchase of common shares under NCIB (Note 13)	(3)	—	(4)	—
Realized gains (losses) on financial instruments	(2)	107	48	107
Distributions paid to subsidiaries’ non-controlling interests (Note 8)	(40)	(51)	(81)	(98)
Decrease in finance lease obligations (Note 12)	(4)	(5)	(8)	(9)
Other	(2)	1	(7)	—
Cash flow used in financing activities	(205)	(442)	(562)	(530)
Cash flow from operating, investing, and financing activities	(207)	(453)	(192)	(255)
Effect of translation on foreign currency cash	1	(1)	1	—
Decrease in cash and cash equivalents	(206)	(454)	(191)	(255)
Cash and cash equivalents, beginning of period	329	504	314	305
Cash and cash equivalents, end of period	123	50	123	50
Cash income taxes paid	63	4	75	6
Cash interest paid	67	96	104	118

See accompanying notes.

TRANSALTA CORPORATION F5

Notes to Condensed Consolidated Financial Statements

(Unaudited)
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)
1. Accounting Policies
A. Basis of Preparation
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in TransAlta Corporation’s (“TransAlta” or the “Corporation”) most recent annual consolidated financial statements, except as outlined in Note 2(A). These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Corporation’s annual consolidated financial statements. Accordingly, they should be read in conjunction with the Corporation’s most recent annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
The unaudited interim condensed consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are stated at fair value.
These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower, as electricity prices generally increase in the winter months in the Canadian market.
These unaudited interim condensed consolidated financial statements were authorized for issue by the Audit and Risk Committee on behalf of the Board of Directors on August 2, 2018.
B. Use of Estimates and Significant Judgments
The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation, and regulations. Refer to Note 2(Z) of the Corporation’s most recent annual consolidated financial statements and to Note 2 for information regarding judgments and estimates.

F6 TRANSALTA CORPORATION

2. Significant Accounting Policies
A. Current Accounting Changes

I. IFRS 15 Revenue from Contracts with Customers

The Corporation has adopted IFRS 15 Revenue from Contracts with Customers (IFRS 15) with an initial adoption date of Jan. 1, 2018. As a result, the Corporation has changed its accounting policy for revenue recognition, which is outlined below.

The Corporation has elected to adopt IFRS 15 retrospectively with the modified retrospective method of transition practical expedient and has elected to apply IFRS 15 only to contracts that are not completed contracts at the date of initial application. Comparative information has not been restated and is reported under IAS 18 Revenue (IAS 18). Refer to the Corporation's most recent annual report for information on its prior accounting policy.

The Corporation recognized the cumulative impact of the initial application of the standard in Deficit as at Jan. 1, 2018. Applying the significant financing component requirements to a specific contract resulted in an increase to the contract liability of $17 million, a decrease in deferred income tax liabilities of $4 million, and an increase to Deficit of $13 million. IFRS 15 requires that, in determining the transaction price, the promised amount of consideration is to be adjusted for the effects of the time value of money if the timing of payments specified in a contract provides either party with a significant benefit of financing the transfer of goods or services to the customer (“significant financing component”). The objective when adjusting the promised amount of consideration for a significant financing component is to recognize revenue at an amount that reflects the price that the customer would have paid, had they paid cash in the future when the goods or services are transferred to them. The application of the significant financing component requirements results in the recognition of interest expense over the financing period and a higher amount of revenue.

Additionally, the Corporation no longer recognizes revenue (or fuel costs) related to non-cash consideration for natural gas supplied by a customer at one of its gas plants , as it was determined under IFRS 15 that the Corporation does not obtain control of the customer-supplied natural gas.

Refer to the discussion below, and to Note 4 for a breakdown, of the Corporation's revenues from contracts with customers and revenues from other sources.

The following tables summarize the financial statement line items impacted by adopting IFRS 15 as at and for the three and six months ended June 30, 2018.

Condensed Consolidated Statement of Earnings (Loss)

3 months ended June 30, 2018	Reported in accordance with IAS 18 and IAS 11	Adjustments	As reported under IFRS 15
Revenues	446	—	446
Fuel, carbon, and purchased power	181	2	179
Net interest expense	(57)	(2)	(59)
Net earnings impact	(67)	—	(67)

6 months ended June 30, 2018	Reported in accordance with IAS 18 and IAS 11	Adjustments	As reported under IFRS 15
Revenues	1,035	(1)	1,034
Fuel, carbon, and purchased power	460	4	456
Net interest expense	(124)	(3)	(127)
Net earnings impact	36	—	36

TRANSALTA CORPORATION F7

Condensed Consolidated Statements of Financial Position

As at June 30, 2018	Reported in accordance with IAS 18 and IAS 11	Adjustments	As reported under IFRS 15
Deferred income tax liabilities	558	(4)	554
Defined benefit obligation and other long-term liabilities (contract liability)	339	17	356
Deficit	(1,252)	13	(1,265)

There were no impacts to the statement of cash flows as a result of adopting IFRS 15.

i) Revenue from Contracts with Customers

The majority of the Corporation’s revenues from contracts with customers are derived from the sale of generation capacity, electricity, thermal energy, renewable attributes and byproducts of power generation. The Corporation evaluates whether the contracts it enters into meet the definition of a contract with a customer at the inception of the contract and on an ongoing basis if there is an indication of significant changes in facts and circumstances. Revenue is measured based on the transaction price specified in a contract with a customer. Revenue is recognized when control of the good or services is transferred to the customer. For certain contracts, revenue may be recognized at the invoiced amount, as permitted using the invoice practical expedient, if such amount corresponds directly with the Corporation’s performance to date. The Corporation excludes amounts collected on behalf of third parties from revenue.

Performance Obligations
The majority of the Corporation’s revenues from contracts with customers are derived from the sale of generation capacity, electricity, thermal energy, renewable attributes and byproducts of power generation. Each promised good or service is accounted for separately as a performance obligation if it is distinct. The Corporation’s contracts may contain more than one performance obligation.

Transaction Price
The Corporation allocates the transaction price in the contract to each performance obligation. Transaction price allocated to performance obligations may include variable consideration. Variable consideration is included in the transaction price for each performance obligation when it is highly probable that a significant reversal of the cumulative variable revenue will not occur. Variable consideration includes both variability in quantity and pricing. The consideration contained in some of the Corporation’s contracts with customers is primarily variable. Variable consideration is assessed at each reporting period to determine whether the constraint is lifted.

When multiple performance obligations are present in a contract, transaction price is allocated to each performance obligation in an amount that depicts the consideration the Corporation expects to be entitled to in exchange for transferring the good or service. The Corporation estimates the amount of the transaction price to allocate to individual performance obligations based on their relative standalone selling prices, which is primarily estimated based on the amounts that would be charged to customers under similar market conditions.

F8 TRANSALTA CORPORATION

Recognition
The nature, timing of recognition of satisfied performance obligations, and payment terms for the Corporation’s goods and services are described below:

Good or Service	Description
Capacity
Capacity refers to the availability of an asset to deliver goods or services. Customers typically pay for capacity for each defined time period (i.e., monthly) in an amount representative of availability of the asset for the defined time period. Obligation to deliver capacity are satisfied over time and revenue is recognized using a time based measure. Contracts for capacity are typically long term in nature. Payments are typically received from customers on a monthly basis.

Contract Power
The sale of contract power refers to the delivery of units of electricity to a customer under the terms of a contract. Customers pay a contractually specified price for the output at the end of predefined contractual periods (i.e., monthly). Obligations to deliver electricity are satisfied over time and revenue is recognized using a units based output measure (i.e., megawatt hours). Contracts for power are typically long term in nature and payments are typically received on a monthly basis.

Thermal Energy
Thermal energy refers to the delivery of units of steam to a customer under the terms of a contract. Customers pay a contractually specified price for the output at the end of predefined contractual periods (i.e., monthly). Obligations to deliver steam are satisfied over time and revenue is recognized using a units based output measure (i.e., gigajoules). Contracts for thermal energy are typically long term in nature. Payments are typically received from customers on a monthly basis.

Renewable Attributes
Renewable attributes refers to the delivery of renewable energy certificates, green attributes and other similar items. Customers may contract for renewable attributes in conjunction with the purchase of power in which case the customer pays for the attributes in the month subsequent to the delivery of the power. Alternatively, customers pay upon delivery of the renewable attributes. Obligations to deliver renewable attributes are satisfied at a point in time, generally upon delivery of the item.

Generation byproducts
Generation byproducts refers to the sale of byproducts from the use of coal in the Corporation’s Canadian and US coal operations, and the sale of coal to third parties. Obligations to deliver byproducts are satisfied at a point in time, generally upon delivery of the item. Payments are received upon satisfaction of delivery of the byproducts.

The Corporation recognizes a contract asset or contract liability for contracts where either party has performed. A contract liability is recorded when the Corporation receives consideration before the performance obligations have been satisfied. A contract asset is recorded when the Corporation has rights to consideration for the completion of a performance obligations before it has invoiced the customer. The Corporation recognizes unconditional rights to consideration separately as a receivable. Contract assets and receivables are evaluated at each reporting period to determine whether there is any objective evidence that they are impaired.

The Corporation recognizes a significant financing component where the timing of payment from the customer differs from the Corporation’s performance under the contract and where that difference is the result of the Corporation financing the transfer of goods and services.

Significant Judgments
Identification of performance obligations
Where contracts contain multiple promises for goods or services, management exercises judgement in determining whether goods or services constitute distinct goods or services or a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. The determination of a performance obligation affects whether the transaction price is recognized at a point in time or over time. Management considers both the mechanics of the contract and the economic and operating environment of the contract in determining whether the goods or services in a contract are distinct.

Transaction price
In determining the transaction price and estimates of variable consideration, management considers past history of customer usage and capacity requirements, in estimating the goods and services to be provided to the customer. The Corporation also considers the historical production levels and operating conditions for its variable generating assets.

TRANSALTA CORPORATION F9

Allocation of transaction price to performance obligations
The Corporation’s contracts generally outline a specific amount to be invoiced to a customer associated with each performance obligation in the contract. Where contracts do not specify amounts for individual performance obligations, the Corporation estimates the amount of the transaction price to allocate to individual performance obligations based on their standalone selling price, which is primarily estimated based on the amounts that would be charged to customers under similar market conditions.

Satisfaction of performance obligations
The satisfaction of performance obligations requires management to make judgment as to when control of the underlying good or service transfers to the customer. Determining when a performance obligation is satisfied affects the timing of revenue recognition. Management considers both customer acceptance of the good or service, and the impact of laws and regulations such as certification requirements, in determining when this transfer occurs. Management also applies judgment in determining whether the invoice practical expedient can be relied upon in measuring progress toward complete satisfaction of performance obligations. The invoice practical expedient permits recognition of revenue at the invoiced amount, if that invoiced amount corresponds directly with the entity's performance to date.

ii) Revenue from Other Sources
Lease revenue
In certain situations, a long-term electricity or thermal sales contract may contain, or be considered, a lease. Revenues associated with non-lease elements are recognized as goods or services revenues as outlined above. Revenues associated with leases are recognized as outlined in Note 2(R) of the Corporation's most recent annual report.

Revenue from derivatives
Commodity risk management activities involve the use of derivatives such as physical and financial swaps, forward sales contracts, futures contracts, and options, which are used to earn revenues and to gain market information. These derivatives are accounted for using fair value accounting. The initial recognition and subsequent changes in fair value affect reported net earnings in the period the change occurs and are presented on a net basis in revenue. The fair values of instruments that remain open at the end of the reporting period represent unrealized gains or losses and are presented on the condensed consolidated statements of financial position as risk management assets or liabilities. Some of the derivatives used by the Corporation in trading activities are not traded on an active exchange or have terms that extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using internal valuation techniques or models.

II. IFRS 9 Financial Instruments

Effective Jan. 1, 2018, the Corporation adopted IFRS 9, which introduces new requirements for:
1) The classification and measurement of financial assets and liabilities
2) The recognition and measurement of impairment of financial assets
3) General hedge accounting

In accordance with the transition provisions of the standard, the Corporation has elected to not restate prior periods. The impact of adopting IFRS 9 was recognized in Deficit at Jan. 1, 2018. While the Corporation had no direct impact of adopting IFRS 9, a $1 million increase in Deficit resulted from the increase in equity attributable to non-controlling interests due to IFRS 9 impacts at TransAlta Renewables Inc. ("TransAlta Renewables").

The Corporation's accounting policies under IFRS 9 are outlined below. For more information on the Corporation's accounting policies under IAS 39 for the period ended June 30, 2017, refer to Note 2 of the Corporation’s most recent annual consolidated financial statements.

a. Classification and Measurement
IFRS 9 introduces the requirement to classify and measure financial assets based on their contractual cash flow characteristics and the Corporation’s business model for the financial asset. All financial assets and financial liabilities, including derivatives, are recognized at fair value on the consolidated statements of financial position when the Corporation becomes party to the contractual provisions of a financial instrument or non-financial derivative contract. Financial assets must be classified and measured at either amortized cost, at fair value through profit or loss (“FVTPL”), or at fair value through other comprehensive income (“FVTOCI”).

F10 TRANSALTA CORPORATION

Financial assets with contractual cash flows arising on specified dates, consisting solely of principal and interest, and that are held within a business model whose objective is to collect the contractual cash flows are subsequently measured at amortized cost. Financial assets measured at FVTOCI are those which have contractual cash flows arising on specific dates, consisting solely of principal and interest, and that are held within a business model whose objective is to collect the contractual cash flows and to sell the financial asset. All other financial assets are subsequently measured at FVTPL.

Financial liabilities are classified as FVTPL when the financial liability is held for trading. All other financial liabilities are subsequently measured at amortized cost.

The Corporation enters into a variety of derivative financial instruments to manage its exposure to commodity price risk, interest rate risk, and foreign currency exchange risk, including fixed price financial swaps, long-term physical power sale contracts, foreign exchange forward contracts and designating foreign currency debt as a hedge of net investments in foreign operations.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net earnings immediately, unless the derivative is designated and effective as a hedging instrument, in which case the timing of the recognition in net earnings is dependent on the nature of the hedging relationship.

Derivatives embedded in non-derivative host contracts that are not financial assets within the scope of IFRS 9 (e.g. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL. Derivatives embedded in hybrid contracts that contain financial asset hosts within the scope of IFRS 9 are not separated and the entire contract is measured at either FVTPL or amortized cost, as appropriate.

The Corporation’s management reviewed and assessed the classifications of its existing financial instruments as at Jan. 1, 2018, based on the facts and circumstances that existed at that date, as shown below. None of the reclassifications had a significant impact on the Corporation’s financial position, earnings (loss), other comprehensive income (loss) or total comprehensive income (loss) after the date of initial application.

Financial instrument	IAS 39 category	IFRS 9 classification
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Trade and other receivables	Loans and receivables	Amortized cost
Long-term portion of finance lease receivables	Loans and receivables	Amortized cost
Loan receivable (other assets)	Loans and receivables	Amortized cost
Risk management assets (current and long-term) - derivatives held for trading	Held for trading	FVTPL
Risk management assets (current and long-term) - derivatives designated as hedging instruments	Derivatives designated as hedging instruments	FVOCI
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Dividends payable	Other financial liabilities	Amortized cost
Risk management liabilities (current and long-term) - derivatives held for trading	Held for trading	FVTPL
Risk management liabilities (current and long-term) - derivatives designated as hedging instruments	Derivatives designated as hedging instruments	FVOCI
Credit facilities and long-term debt	Other financial liabilities	Amortized cost

TRANSALTA CORPORATION F11

b. Impairment of Financial Assets
IFRS 9 introduces a new impairment model for financial assets measured at amortized cost as well as certain other instruments. The expected credit loss model requires entities to account for expected credit losses on financial assets at the date of initial recognition, and to account for changes in expected credit losses at each reporting date to reflect changes in credit risk.

The loss allowance for a financial asset is measured at an amount equal to the lifetime expected credit loss if its credit risk has increased significantly since initial recognition, or if the financial asset is a purchased or originated credit-impaired financial asset.

If the credit risk on a financial asset has not increased significantly since initial recognition, its loss allowance is measured at an amount equal to the 12-month expected credit loss.

IFRS 9 permits a simplified approach for measuring the loss allowance for trade receivables, contract assets and lease receivables at an amount equal to lifetime expected credit losses under certain circumstances. The Corporation measures its trade receivables, contract assets recognized under IFRS 15 using the simplified approach. The Corporation uses the general approach to measure the expected credit loss for lease receivables.

The assessment of the expected credit loss is based on historical data, and adjusted by forward-looking information. Forward-looking information utilized includes third-party default rates over time, dependent on credit ratings.

The Corporation’s management reviewed and assessed its existing financial assets for impairment using reasonable and supportable information in accordance with the requirements of IFRS 9 to determine the credit risk of the respective items at the date they were initially recognized, and compared that to the credit risk as at Jan. 1, 2018. There were no significant increases in credit risk determined upon application of IFRS 9 and no loss allowance was recognized.

c. General Hedge Accounting
IFRS 9 retains the three types of hedges from IAS 39 (fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation), but increases flexibility as to the types of transactions that are eligible for hedge accounting.

The effectiveness test of IAS 39 is replaced by the principle of an “economic relationship”, which requires that the hedging instrument and the hedged item have values that generally move in opposite direction because of the hedged risk. Additionally, retrospective hedge effectiveness testing is no longer required under IFRS 9.

In accordance with IFRS 9’s transition provisions for hedge accounting, the Corporation has applied the IFRS 9 hedge accounting requirements prospectively from the date of initial application on Jan. 1, 2018, and comparative figures have not been restated. The Corporation’s qualifying hedging relationships under IAS 39 in place as at Jan. 1, 2018 also qualified for hedge accounting in accordance with IFRS 9, and were therefore regarded as continuing hedging relationships. No rebalancing of any of the hedging relationships was necessary on Jan. 1, 2018. As the critical terms of the hedging instruments match those of their corresponding hedged items, all hedging relationships continue to be effective under IFRS 9’s effectiveness assessment. The Corporation has not designated any hedging relationships under IFRS 9 that would not have met the qualifying hedge accounting criteria under IAS 39. Further details of the Corporation's hedging activities are disclosed in Notes 9 and 10.

The Corporation’s risk management objective and strategy, including risk management instruments and their key terms, are detailed in Notes 10A and 10C.

In certain cases, the Corporation purchases non-financial items in a foreign currency, for which it may enter into forward contracts to hedge foreign currency risk on the anticipated purchases. Both IAS 39 and IFRS 9 require hedging gains and losses to be basis adjusted to the initial carrying amount of non-financial hedged items once recognized (such as PP&E), but under IFRS 9, these adjustments are no longer considered reclassification adjustments and do not affect other comprehensive income. Under IFRS 9, these amounts will be directly transferred to the asset and will be reflected in the statement of changes in equity as a reclassification from accumulated other comprehensive income.

The application of IFRS 9 hedge accounting requirements has no other impact on the results and financial position of the Corporation for the current or prior years.

F12 TRANSALTA CORPORATION

III. Change in Estimates - Useful Lives

As a result of the Off-Coal Agreement ("OCA") with the Government of Alberta described in Note 4(H) of our most recent annual consolidated financial statements, the Corporation has adjusted the useful lives of some of its Sunhills mine assets to align with the Corporation's coal-to-gas conversion plans. As a result, depreciation expense included in fuel and purchased power for the six months ended June 30, 2018 increased by approximately $20 million and the full year depreciation expense is expected to increase by approximately $38 million. The useful lives may be revised or extended in compliance with the Corporation's accounting policies, dependent upon future operating decisions and events.
B.  Future Accounting Changes

Accounting standards that have been previously issued by the IASB but are not yet effective, and have not been applied by the Corporation, include  IFRS 16 Leases. Refer to Note 3 of the Corporation’s most recent annual consolidated financial statements for information regarding the requirements of IFRS 16. The Corporation has prepared a detailed project plan and continues to complete its scoping activities and has begun some contract assessment under IFRS 16. The Corporation anticipates that most of the effort under the implementation plan will occur in mid-to-late 2018. It is not yet possible to make reliable estimates of the potential impact of IFRS 16 on our financial statements and disclosures.

C. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.
3. Significant Events
A. TransAlta Renewables Acquires Three Renewable Assets from the Corporation

On May 31, 2018, TransAlta Renewables acquired from the Corporation an economic interest in the 50 MW Lakeswind wind farm in Minnesota and 21 MW of solar projects located in Massachusetts through the subscription of tracking preferred shares of a subsidiary of the Corporation. In addition, TransAlta Renewables acquired from the Corporation ownership of the 20 MW Kent Breeze wind farm located in Ontario. The total purchase price for the three assets, was approximately $166 million, including the assumption of $62 million of tax equity obligations and project debt, for net cash consideration of $104 million in equity value. The Corporation continues to operate these assets on behalf of TransAlta Renewables.

On June 28, 2018, TransAlta Renewables subscribed for an additional $33 million of tracking preferred shares of a subsidiary of the Corporation related to Mass Solar, in order to fund the repayment of Mass Solar's project debt.

In connection with these acquisitions, the Corporation recorded a $12 million impairment charge, of which $11 million was recorded against PP&E, and $1 million against intangibles.

B. TransAlta Renewables Closes $150 Million Offering of Common Shares

On June 22, 2018, TransAlta Renewables closed a bought deal offering of 11,860,000 common shares through a syndicate of underwriters (the "Offering"). The common shares were issued at a price of $12.65 per common share for gross proceeds of approximately $150 million ($144 million net proceeds).

The net proceeds were used to partially repay drawn amounts under TransAlta Renewables' credit facility, which were drawn in order to fund recent acquisitions. The additional liquidity under the credit facility will be used for general corporate purposes, including ongoing construction costs associated with the US wind development.

The Corporation did not purchase any additional common shares under the Offering and, following the closing, owns 161 million common shares, representing, approximately 61 per cent of the outstanding common shares of TransAlta Renewables.

TRANSALTA CORPORATION F13

C. Normal Course Issuer Bid
On March 9, 2018 the Corporation announced that the Toronto Stock Exchange ("TSX") accepted the notice filed by the Corporation to implement a normal course issuer bid ("NCIB") for a portion of its common shares ("Common Shares"). Pursuant to the NCIB, the Corporation may repurchase up to a maximum of 14,000,000 Common Shares, representing approximately 4.86 per cent of issued and outstanding Common Shares as at March 2, 2018. Purchases under the NCIB may be made through open market transactions on the TSX and any alternative Canadian trading platforms on which the Common Shares are traded, based on the prevailing market price. Any Common Shares purchased under the NCIB will be cancelled.

The period during which TransAlta is authorized to make purchases under the NCIB commenced on March 14, 2018 and ends on March 13, 2019 or such earlier date on which the maximum number of Common Shares are purchased under the NCIB or the NCIB is terminated at the Company's election.

Under TSX rules, not more than 102,039 Common Shares (being 25 per cent of the average daily trading volume on the TSX of 408,156 Common Shares for the six months ended February 28, 2018) can be purchased on the TSX on any single trading day under the NCIB, with the exception that one block purchase in excess of the daily maximum is permitted per calendar week.

During the six months ended June 30, 2018, the Corporation purchased and cancelled 587,300 Common Shares at an average price of $6.77 per Common Share. See Note 13 for further details. Further transactions under the NCIB will depend on market conditions. The Corporation retains discretion whether to make purchases under the NCIB, and to determine the timing, amount and acceptable price of any such purchases, subject at all times to applicable TSX and other regulatory requirements.

D. Early Redemption of Senior Notes
On March 15, 2018, the Corporation early redeemed all of its outstanding 6.650 per cent US $500 million Senior Notes due May 15, 2018, for approximately $617 million (US$516 million). A $5 million early redemption premium was recognized in net interest expense for the three months ended March 31, 2018. See Note 12 for further details.

E. Balancing Pool Terminates the Alberta Sundance Power Purchase Arrangements
On Sept. 18, 2017, the Corporation received formal notice from the Balancing Pool for the termination of the Sundance B and C Power Purchase Arrangements ("PPAs") effective March 31, 2018.  This announcement was expected and the Corporation took steps to re-take dispatch control for the units effective March 31, 2018.  Pursuant to a written agreement, the Balancing Pool paid the Corporation approximately $157 million on March 29, 2018. The Corporation is disputing the termination payment it received. The Balancing Pool excludes certain mining assets that the Corporation believes should be included in the net book value calculation for an additional termination payment of $56 million, the claim for which is subject to the PPA arbitration process.

F. Acquisition of Two US Wind Projects
On Feb. 20, 2018, TransAlta Renewables announced it had entered into an arrangement to acquire two construction-ready projects in the Northeastern United States. The wind development projects consist of: (i) a 90 MW project located in Pennsylvania that has a 15-year PPA, and (ii) a 29 MW project located in New Hampshire with two 20-year PPAs. All three counterparties have Standard & Poor's credit ratings of A+ or better.  The commercial operation date for both projects is expected during the second half of 2019.  A subsidiary of TransAlta (“US HoldCo”) acquired the 90 MW project on Feb. 20, 2018, whereas the acquisition of the 29 MW project remains subject to certain closing conditions, including the receipt of a favourable regulatory ruling.
On April 20, 2018, TransAlta Renewables completed the acquisition of an economic interest in the US wind projects from a subsidiary of TransAlta (“TA Power”) pursuant to the arrangement entered into with TransAlta on Feb. 20, 2018. Pursuant to the arrangement, a TransAlta subsidiary will own the US wind projects directly and TA Power will issue to TransAlta Renewables tracking preferred shares that pay quarterly dividends based on the pre-tax net earnings of the US wind projects. The construction and acquisition costs of the two US wind projects are to be funded by TransAlta Renewables and are estimated to be US$240 million. TransAlta Renewables will fund these costs either by acquiring additional preferred shares issued by TA Power or by subscribing for interest bearing notes issued by the subsidiary. The proceeds from the issuance of such preferred shares or notes shall be used exclusively in connection with the acquisition and construction of the US wind projects.  TransAlta Renewables expects to fund these acquisition and construction costs using its existing liquidity and tax equity.

F14 TRANSALTA CORPORATION

4. Revenue from Contracts with Customers
Disaggregation of Revenue from Contracts with Customers

The majority of the Corporation's revenues are derived from the sale of physical power, capacity and green attributes, leasing of power facilities, and from energy marketing and trading activities, which the Corporation disaggregates into the following groups for the purpose of determining how economic factors affect the recognition of revenue.

3 months ended June 30, 2018	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues from contracts with customers	97	2	52	22	45	52	—	—	270
Revenue from leases	17	—	—	18	5	2	—	—	42
Revenue from derivatives	(16)	48	(1)	—	(16)	—	13	—	28
Government incentives	—	—	—	—	5	—	—	—	5
Revenue from other(1)	81	1	—	1	12	9	—	(3)	101
Total Revenue	179	51	51	41	51	63	13	(3)	446

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	11	2	—	—	2	—	—	—	15
Over time	86	—	52	22	43	52	—	—	255
Total Revenue	97	2	52	22	45	52	—	—	270
(1) Includes merchant revenue and other miscellaneous.

6 months ended June 30, 2018	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues from contracts with customers	301	4	108	45	110	76	—	—	644
Revenue from leases	34	—	—	35	13	3	—	—	85
Revenue from derivatives	(5)	112	5	—	(19)	—	30	—	123
Government incentives	—	—	—	—	10	—	—	—	10
Revenue from other(1)	118	22	—	2	23	11	—	(4)	172
Total Revenue	448	138	113	82	137	90	30	(4)	1,034

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	21	4	—	—	6	—	—	—	31
Over time	280	—	108	45	104	76	—	—	613
Total Revenue	301	4	108	45	110	76	—	—	644
(1) Includes merchant revenue and other miscellaneous.

TRANSALTA CORPORATION F15

5. Net Other Operating Income
Net other operating (income) losses are comprised of the following:

	3 months ended June 30,		6 months ended June 30,
	2018	2017	2018	2017
Alberta Off-Coal Agreement	(10)	(10)	(20)	(20)
Termination of Sundance B and C PPAs	—	—	(157)	—
Insurance recoveries	—	—	(1)	—
Net other operating income	(10)	(10)	(178)	(20)
A. Alberta Off-Coal Agreement
The Corporation receives payments from the Government of Alberta for the cessation of coal-fired emissions from the Keephills 3, Genesee 3 and Sheerness coal-fired plants on or before Dec. 31, 2030.

Under the terms of the OCA, the Corporation receives annual cash payments on or before July 31 of approximately $40 million ($37.3 million, net to the Corporation), commencing Jan. 1, 2017, and terminating at the end of 2030.  The Corporation recognizes the off-coal payments evenly throughout the year. Receipt of the payments is subject to certain terms and conditions. The OCA’s main condition is the cessation of all coal-fired emissions on or before Dec. 31, 2030. The affected plants are not, however, precluded from generating electricity at any time by any method, other than generation resulting in coal-fired emissions after Dec. 31, 2030.

Subsequent to June 30, 2018, the Corporation obtained financing against the OCA Payments (See Note 17).

B. Termination of Sundance B and C PPAs
On Sept. 18, 2017, the Corporation received formal notice from the Balancing Pool for the termination of the Sundance B and C PPAs effective March 31, 2018, and received $157 million during the first quarter of 2018. See Note 3 for further details.

6. Net Interest Expense
The components of net interest expense are as follows:

	3 months ended June 30,		6 months ended June 30,
	2018	2017	2018	2017
Interest on debt	45	55	98	111
Interest income	(3)	(2)	(6)	(3)
Capitalized interest	—	(4)	—	(8)
Loss on early redemption of US Senior Notes (Note 12)	—	—	5	—
Interest on finance lease obligations	1	1	2	2
Credit facility fees and bank charges	3	5	6	9
Other interest and fees(1)	7	(1)	10	—
Accretion of provisions	6	5	12	10
Net interest expense	59	59	127	121
(1) During the three and six months ended June 30, 2018, approximately $5 million of costs were expensed due to project level financing that is no longer practicable.

F16 TRANSALTA CORPORATION

7. Income Taxes
The components of income tax expense are as follows:

	3 months ended June 30,		6 months ended June 30,
	2018	2017	2018	2017
Current income tax expense	10	6	19	12
Deferred income tax expense related to the origination and reversal of temporary differences	(26)	(4)	(2)	(21)
Deferred income tax expense (recovery) arising from the writedown (reversal of writedown) of deferred income tax assets(1)	10	(21)	14	(27)
Income tax expense (recovery)	(6)	(19)	31	(36)

	3 months ended June 30,		6 months ended June 30,
	2018	2017	2018	2017
Current income tax expense	10	6	19	12
Deferred income tax expense (recovery)	(16)	(25)	12	(48)
Income tax expense (recovery)	(6)	(19)	31	(36)

(1) During the three and six months ended June 30, 2018 , the Corporation recorded a writedown of deferred income tax assets of $10 million and $14 million (June 30, 2017 - $21 million and $27 million reversal), respectively. The deferred income tax assets mainly relate to the tax benefits of losses associated with the Corporation’s directly owned US operations. The Corporation evaluates at each period end, whether it is probable that sufficient future taxable income would be available from the Corporation’s directly owned US operations to utilize the underlying tax losses. Recognized other comprehensive income during the prior period has given rise to taxable temporary differences, which forms the primary basis for utilization of some of the tax losses and the reversal of the writedown.

8. Non-Controlling Interests
The Corporation’s subsidiaries with significant non-controlling interests are TransAlta Renewables and TransAlta Cogeneration L.P. The net earnings, distributions, and equity attributable to TransAlta Renewables’ non-controlling interests include the 17 per cent non-controlling interest in the Kent Hills Wind LP, which owns the 150 MW Kent Hills wind farm and the 17.25 MW Kent Hills 3 expansion project located in New Brunswick.
The Corporation’s share of ownership and equity participation in TransAlta Renewables during the six months ended June 30, 2018 and 2017 is as follows:

Period	Ownership and voting rights percentage	Equity participation percentage(1)
Jan. 6, 2016 to July 31, 2017	64.0	59.8
Aug. 1, 2017 to June 21, 2018	64.0	64.0
June 22, 2018 and thereafter(2)	61.1	61.1
(1) As the Class B shares issued to the Corporation in the sale of Australian assets were determined to constitute financial liabilities of TransAlta Renewables and did not participate in earnings until commissioning of the South Hedland facility, they were excluded from the allocation of equity and earnings until converted to common shares on Aug. 1, 2017.
(2) See Note 3 for further details on TransAlta Renewables common shares issuance that occurred during the second quarter of 2018.

TRANSALTA CORPORATION F17

Amounts attributable to non-controlling interests are as follows:

	3 months ended June 30,		6 months ended June 30,
	2018	2017	2018	2017
Net earnings
TransAlta Cogeneration L.P.	3	2	6	22
TransAlta Renewables	25	10	50	22
	28	12	56	44

Total comprehensive income
TransAlta Cogeneration L.P.	3	3	6	22
TransAlta Renewables	25	23	51	41
	28	26	57	63

Distributions paid to non-controlling interests
TransAlta Cogeneration L.P.	19	30	39	56
TransAlta Renewables	21	21	42	42
	40	51	81	98

As at	June 30, 2018	Dec. 31, 2017
Equity attributable to non-controlling interests
TransAlta Cogeneration L.P.	215	247
TransAlta Renewables	941	812
	1,156	1,059
Non-controlling interests per share (per cent)
TransAlta Cogeneration L.P.	49.99	49.99
TransAlta Renewables	38.9	36.0

9. Financial Instruments
A. Financial Assets and Liabilities – Measurement

Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value, or amortized cost.
B. Fair Value of Financial Instruments

I. Level I, II, and III Fair Value Measurements

The Level I, II, and III classifications in the fair value hierarchy utilized by the Corporation are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.
a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. In determining Level I fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange.

F18 TRANSALTA CORPORATION

b. Level II

Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.
Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation, and location differentials.
The Corporation’s commodity risk management Level II financial instruments include over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets, and implied volatilities for options.
In determining Level II fair values of other risk management assets and liabilities and long-term debt measured and carried at fair value, the Corporation uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Corporation relies on similar interest or currency rate inputs and other third-party information such as credit spreads.
c. Level III

Fair values are determined using inputs for the assets or liabilities that are not readily observable.
The Corporation may enter into commodity transactions for which market-observable data is not available. In these cases, Level III fair values are determined using valuation techniques such as the Black-Scholes, mark-to-forecast, and historical bootstrap models with inputs that are based on historical data such as unit availability, transmission congestion, demand profiles for individual non-standard deals and structured products, and/or volatilities and correlations between products derived from historical prices.
The Corporation also has various commodity contracts with terms that extend beyond a liquid trading period. As forward market prices are not available for the full period of these contracts, the value of these contracts is derived by reference to a forecast that is based on a combination of external and internal fundamental modelling, including discounting. As a result, these contracts are classified in Level III.
The Corporation has a Commodity Exposure Management Policy, which governs both the commodity transactions undertaken in its proprietary trading business and those undertaken to manage commodity price exposures in its generation business. This Policy defines and specifies the controls and management responsibilities associated with commodity trading activities, as well as the nature and frequency of required reporting of such activities.
Methodologies and procedures regarding commodity risk management Level III fair value measurements are determined by the Corporation’s risk management department. Level III fair values are calculated within the Corporation’s energy trading risk management system based on underlying contractual data as well as observable and non-observable inputs. Development of non-observable inputs requires the use of judgment. To ensure reasonability, system-generated Level III fair value measurements are reviewed and validated by the risk management and finance departments. Review occurs formally on a quarterly basis or more frequently if daily review and monitoring procedures identify unexpected changes to fair value or changes to key parameters.
Information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities, is as follows, and excludes the effects on fair value of certain unobservable inputs such as liquidity and credit discount (described as “base fair values”), as well as inception gains or losses. Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, commodity volatilities and correlations, delivery volumes, and shapes.

TRANSALTA CORPORATION F19

As at	June 30, 2018		Dec. 31, 2017
Description	Base fair value	Sensitivity	Base fair value	Sensitivity
Long-term power sale - US	837	+124 -124	853	+130 -130
Unit contingent power purchases	26	+6 -7	44	+7 -9
Structured products - Eastern US	10	+6 -6	17	+8 -7
Hydro Slice products - Western US	—	+2 -2	(2)	+3 -3
Long-term wind energy sale - Eastern US	(40)	+17 -17	—	—
Others	6	+8 -8	6	+8 -8
i. Long-Term Power Sale - US
The Corporation has a long-term fixed price power sale contract in the US for delivery of power at the following capacity levels: 380 MW through Dec. 31, 2024, and 300 MW through Dec. 31, 2025. The contract is designated as an all-in-one cash flow hedge.
For periods beyond 2021, market forward power prices are not readily observable. For these periods, fundamental-based forecasts and market indications have been used to determine proxies for base, high, and low power price scenarios. The base price forecast has been developed by using fundamental-based forecasts (the provider is an independent and widely accepted industry expert for scenario and planning views). Prior to the second quarter of 2018, the base price forecast was developed using an additional independent industry forecast. Forward power price ranges per MWh used in determining the Level III base fair value at June 30, 2018 are US$27 - US$36 (Dec. 31, 2017 - US$25 - US$34). The sensitivity analysis has been prepared using the Corporation’s assessment that a US$6 (Dec. 31, 2017 - US$6) price increase or decrease in the forward power prices is a reasonably possible change.
The contract is denominated in US dollars. With the strengthening of the US dollar relative to the Canadian dollar from Dec. 31, 2017 to June 30, 2018, the base fair value and the sensitivity values have increased by approximately $42 million and $4 million, respectively.
ii. Unit Contingent Power Purchases

Under the unit contingent power purchase agreements, the Corporation has agreed to purchase power contingent upon the actual generation of specific units owned and operated by third parties. Under these types of agreements, the purchaser pays the supplier an agreed upon fixed price per MWh of output multiplied by the pro rata share of actual unit production (nil if a plant outage occurs). The contracts are accounted for as at fair value through profit and loss.
The key unobservable inputs used in the valuations are delivered volume expectations and hourly shapes of production. Hourly shaping of the production will result in realized prices that may be at a discount (or premium) relative to the average settled power price. Reasonably possible alternative inputs were used to determine sensitivity on the fair value measurements.
This analysis is based on historical production data of the generation units for available history. Price and volumetric discount ranges per MWh used in the Level III base fair value measurement at June 30, 2018, are nil (Dec. 31, 2017 - nil) and 2.2 per cent to 2.8 per cent (Dec. 31, 2017 – 2.20 per cent to 2.76 per cent), respectively.  The sensitivity analysis has been prepared using the Corporation’s assessment of a reasonably possible change in price discount ranges of approximately 1.07 per cent to 2.5 per cent (Dec. 31, 2017 - 1.1 per cent to 1.94 per cent) and a change in volumetric discount rates of approximately 7.6 per cent to 12.8 per cent (Dec. 31, 2017 - 7.77 per cent to 10.46 per cent), which approximate one standard deviation for each input.

F20 TRANSALTA CORPORATION

iii. Structured Products - Eastern US

The Corporation has fixed priced power and heat rate contracts in the eastern United States. Under the fixed priced power contracts, the Corporation has agreed to buy or sell power at non-liquid locations, or during non-standard hours. The Corporation has also bought and sold heat rate contracts at both liquid and non-liquid locations. Under a heat rate contract, the buyer has the right to purchase power at times when the market heat rate is higher than the contractual heat rate.
The key unobservable inputs in the valuation of the fixed priced power contracts are market forward spreads and non-standard shape factors. A historical regression analysis has been performed to model the spreads between non-liquid and liquid hubs. The non-standard shape factors have been determined using the historical data. Basis relationship and non-standard shape factors used in the Level III base fair value measurement at June 30, 2018, are 80 per cent to 128 per cent and 75 per cent to 121 per cent (Dec. 31, 2017 – 75 per cent to 159 per cent and 71 per cent to 88 per cent), respectively. The sensitivity analysis has been prepared using the Corporation’s assessment of a reasonably possible change in market forward spreads of approximately 2.7 per cent to 5 per cent (Dec. 31, 2017 - 7 per cent) and a change in non-standard shape factors of approximately 3 per cent to 5 per cent (Dec. 31, 2017 - 6 per cent), which approximate one standard deviation for each input.
The key unobservable inputs in the valuation of the heat rate contracts are implied volatilities and correlations. Implied volatilities and correlations used in the Level III base fair value measurement at June 30, 2018, are 18 per cent to 39 per cent and 70 per cent (Dec. 31, 2017 – 18 per cent to 54 per cent and 70 per cent), respectively. The sensitivity analysis has been prepared using the Corporation’s assessment of a reasonably possible change in implied volatilities ranges and correlations of approximately 22 per cent to 26 per cent and 30 per cent, respectively (Dec. 31, 2017 -27 per cent to 32 per cent and 10 per cent).
iv. Hydro Slice Products - Western US
The Corporation agreed to purchase power contingent upon the actual generation of specific hydro units owned and operated by third parties. Under these types of agreements, the purchaser pays the supplier an agreed upon fixed capacity payment. The contracts were accounted for as fair value through profit and loss.
The key unobservable inputs used in the June 30, 2018 valuations are delivered volume expectations. Reasonably possible alternative inputs were used to determine sensitivity on the fair value measurements. This analysis is based on historical production of the generation units for available history. For the Level III base fair value measurement at June 30, 2018, the volumes were assumed to be equal to the 50th percentile (Dec. 31, 2017 - 50th percentile) of the historical production. The Corporation's assessment of a reasonably possible change in delivered volumes is 24 per cent (Dec. 31, 2017 - 24 per cent), which approximate one standard deviation of historical production.
v. Long-Term Wind Energy Sale - Eastern US
In relation to the acquisition of the US wind project (See Note 3), the Corporation has a long-term contract for differences whereby the Corporation receives a fixed price per MWh and pays the prevailing real-time energy market price per MWh as well as the physical delivery of Renewable energy credits ("RECs") based on proxy generation.  Commercial operation of the facility is expected to begin in September of 2019, with the contract extending for 15 years after commercial commencement.  The contract is accounted for at fair value through profit or loss.
The key unobservable inputs used in the valuation of the contract are expected proxy generation volumes and forward prices for power and RECs beyond 2023 and 2022, respectively.  Forward power and REC price ranges per MWh used in determining the Level III base fair value at June 30, 2018 are US$38-US$65 and US$10, respectively.  The sensitivity analysis has been prepared using the Corporation’s assessment that a change in expected proxy generation volumes of 10 per cent, a change in energy prices of US$5, and a change in REC prices of US$1 as reasonably possible changes.
II. Commodity Risk Management Assets and Liabilities

Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation businesses in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.

TRANSALTA CORPORATION F21

Commodity risk management assets and liabilities classified by fair value levels as at June 30, 2018, are as follows: Level I - $1 million net asset (Dec. 31, 2017 - $1 million net liability), Level II - $2 million net asset (Dec. 31, 2017 - $42 million net liability), Level III - $730 million net asset (Dec. 31, 2017 - $771 million net asset).

Significant changes in commodity net risk management assets (liabilities) during the six months ended June 30, 2018 are primarily attributable to the settlement of contracts, unfavourable market price changes on existing contracts, partially offset by favourable foreign exchange rates.

The following tables summarize the key factors impacting the fair value of the Level III commodity risk management assets and liabilities during the six months ended June 30, 2018 and 2017, respectively:

	6 months ended June 30, 2018			6 months ended June 30, 2017
	Hedge	Non-hedge	Total	Hedge	Non-hedge	Total
Opening balance	719	52	771	726	32	758
Changes attributable to:
Market price changes on existing contracts	6	(7)	(1)	97	1	98
Market price changes on new contracts	—	(9)	(9)	—	6	6
Contracts settled	(40)	(28)	(68)	(25)	(2)	(27)
Change in foreign exchange rates	40	1	41	(27)	(1)	(28)
Transfers into Level III	—	(4)	(4)	—	—	—
Net risk management assets at end of period	725	5	730	771	36	807
Additional Level III information:
Gains recognized in other comprehensive income	46	—	46	70	—	70
Total gains (losses) included in earnings before income taxes	40	(15)	25	25	6	31
Unrealized gains (losses) included in earnings before income taxes relating to net assets held at period end	—	(43)	(43)	—	4	4
III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in managing exposures on non-energy marketing transactions such as interest rates, the net investment in foreign operations, and other foreign currency risks. Hedge accounting is not always applied.
Other risk management assets and liabilities with a total net asset fair value of $1 million as at June 30, 2018 (Dec. 31, 2017 - $34 million net asset) are classified as Level II fair value measurements. The significant changes in other net risk management assets during the six months ended June 30, 2018, are primarily attributable to the settlement of contracts.
IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value				Total carrying
	Level I	Level II	Level III	Total	value
Long-term debt - June 30, 2018	—	3,114	—	3,114	3,081
Long-term debt - Dec. 31, 2017	—	3,708	—	3,708	3,638

The fair values of the Corporation’s debentures and senior notes are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.
The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, trade accounts receivable, restricted cash, accounts payable and accrued liabilities, collateral received, and dividends payable) approximates fair value due to the liquid nature of the asset or liability. The fair values of the Corporation's loan receivable and the finance lease receivables approximate the carrying amounts.

F22 TRANSALTA CORPORATION

C. Inception Gains and Losses

The majority of derivatives traded by the Corporation are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to section B of this note for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “transaction price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the Condensed Consolidated Statements of Financial Position in risk management assets or liabilities, and is recognized in net earnings (loss) over the term of the related contract. The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings, and a reconciliation of changes is as follows:

	3 months ended June 30,		6 months ended June 30,
	2018	2017	2018	2017
Unamortized net gain at beginning of period	84	143	105	148
New inception gain (loss)	2	(1)	(14)	4
Change in foreign exchange rates	1	(2)	4	(4)
Amortization recorded in net earnings during the year	(26)	(27)	(34)	(35)
Unamortized net gain at end of period	61	113	61	113
10. Risk Management Activities
A. Risk Management Strategy
The Corporation is exposed to market risk from changes in commodity prices, foreign exchange rates, interest rates, credit risk and liquidity risk. These risks affect the Corporation’s earnings and the value of associated financial instruments that the Corporation holds. In certain cases, the Corporation seeks to minimize the effects of these risks by using derivatives to hedge its risk exposures. The Corporation’s risk management strategy, policies and controls are designed to ensure that the risks it assumes comply with the Corporation’s internal objectives and its risk tolerance.

The Corporation has two primary streams of risk management activities: (i) financial exposure management and (ii) commodity exposure management. Within these activities, risks identified for management include commodity risk, interest rate risk, liquidity risk, equity price risk, and foreign currency risk.

The Corporation seeks to minimize the effects of commodity risk, interest rate risk and foreign currency risk by using derivative financial instruments to hedge risk exposures. Of these derivatives, the Corporation applies hedge accounting to those hedging commodity price risk and foreign currency risk.

The use of financial derivatives is governed by the Corporation’s policies approved by the Board, which provide written principles on commodity risk, interest rate risk, liquidity risk, equity price risk and foreign currency risk, as well as the use of financial derivatives and non-derivative financial instruments.

Liquidity risk, credit risk and equity price risk are managed through means other than derivatives or hedge accounting.

The Corporation enters into various derivative transactions as well as other contracting activities that do not qualify for hedge accounting or where a choice was made not to apply hedge accounting. As a result, the related assets and liabilities are classified as derivatives at fair value through profit and loss . The net realized and unrealized gains or losses from changes in the fair value of these derivatives are reported in net earnings in the period the change occurs.

The Corporation designates certain derivatives as hedging instruments to hedge commodity price risk, foreign currency exchange risk in cash flow hedges and hedges of net investments in a foreign operations. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

TRANSALTA CORPORATION F23

At the inception of the hedge relationship, the Corporation documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. At the inception of the hedge and on an ongoing basis, the Corporation also documents whether the hedging instrument is effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships meet all of the following hedge effectiveness requirements:

▪	There is an economic relationship between the hedged item and the hedging instrument;

▪	The effect of credit risk does not dominate the value changes that result from that economic relationship; and

▪
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Corporation actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio, but the risk management objective for that designated hedging relationship remains the same, the Corporation adjusts the hedge ratio of the hedging relationship so that it continues to meet the qualifying criteria.

B. Net Risk Management Assets and Liabilities

Aggregate net risk management assets and (liabilities) are as follows:

As at June 30, 2018
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	74	17	91
Long-term	634	8	642
Net commodity risk management assets	708	25	733
Other
Current	—	1	1
Long-term	—	—	—
Net other risk management assets (liabilities)	—	1	1

Total net risk management assets	708	26	734

As at Dec. 31, 2017
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	74	7	81
Long-term	636	11	647
Net commodity risk management assets	710	18	728
Other
Current	—	37	37
Long-term	—	(3)	(3)
Net other risk management assets (liabilities)	—	34	34

Total net risk management assets (liabilities)	710	52	762

F24 TRANSALTA CORPORATION

C. Nature and Extent of Risks Arising from Financial Instruments

The following discussion is limited to the nature and extent of certain risks arising from financial instruments, which are also more fully discussed in Note 14(b) of the Corporation's most recent annual consolidated financial statements.
I. Market Risk

a. Commodity Price Risk

The Corporation has exposure to movements in certain commodity prices in both its electricity generation and proprietary trading businesses, including the market price of electricity and fuels used to produce electricity. Most of the Corporation’s electricity generation and related fuel supply contracts are considered to be contracts for delivery or receipt of a non-financial item in accordance with the Corporation’s expected own use requirements and are not considered to be financial instruments. As such, the discussion related to commodity price risk is limited to the Corporation’s proprietary trading business and commodity derivatives used in hedging relationships associated with the Corporation’s electricity generating activities.
i. Commodity Price Risk – Proprietary Trading

The Corporation’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue, and gain market information.
In compliance with the Commodity Exposure Management Policy, proprietary trading activities are subject to limits and controls, including Value at Risk (“VaR”) limits. The Board approves the limit for total VaR from proprietary trading activities. VaR is the most commonly used metric employed to track and manage the market risk associated with trading positions. A VaR measure gives, for a specific confidence level, an estimated maximum pre-tax loss that could be incurred over a specified period of time. VaR is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. VaR is estimated using the historical variance/covariance approach.VaR is a measure that has certain inherent limitations. The use of historical information in the estimate assumes that price movements in the past will be indicative of future market risk. As such, it may only be meaningful under normal market conditions. Extreme market events are not addressed by this risk measure. In addition, the use of a three-day measurement period implies that positions can be unwound or hedged within three days, although this may not be possible if the market becomes illiquid.
Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur. VaR at June 30, 2018, associated with the Corporation’s proprietary trading activities was $3 million (Dec. 31, 2017 - $5 million ).
ii. Commodity Price Risk - Generation
The generation segments utilize various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions, and byproducts, as considered appropriate. A Commodity Exposure Management Policy is prepared and approved annually, which outlines the intended hedging strategies associated with the Corporation’s generation assets and related commodity price risks. Controls also include restrictions on authorized instruments, management reviews on individual portfolios, and approval of asset transactions that could add potential volatility to the Corporation’s reported net earnings.
TransAlta has entered into various contracts with other parties whereby the other parties have agreed to pay a fixed price for electricity to TransAlta. While not all of the contracts create an obligation for the physical delivery of electricity to other parties, the Corporation has the intention and believes it has sufficient electrical generation available to satisfy these contracts and, where able, has designated these as cash flow hedges for accounting purposes. As a result, changes in market prices associated with these cash flow hedges do not affect net earnings in the period in which the price change occurs. Instead, changes in fair value are deferred until settlement through AOCI, at which time the net gain or loss resulting from the combination of the hedging instrument and hedged item affects net earnings.
VaR at June 30, 2018, associated with the Corporation’s commodity derivative instruments used in generation hedging activities was $13 million (Dec. 31, 2017 - $16 million). For positions and economic hedges that do not meet hedge accounting requirements or for short-term optimization transactions such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings in the period in which the price change occurs. VaR at June 30, 2018, associated with these transactions was $7 million (Dec. 31, 2017 - $5 million).

TRANSALTA CORPORATION F25

b. Currency Rate Risk
The Corporation has exposure to various currencies, such as the US dollar, the Japanese yen, the euro and the Australian dollar (“AUD”), as a result of investments and operations in foreign jurisdictions, the net earnings from those operations, the acquisition of equipment and services from foreign suppliers, and the US wind development projects. Further discussion on Currency Rate Risk can be found in Note 14(B)(I)(c) of the Corporation's most recent annual consolidated financial statements.
II. Credit Risk
Credit risk is the risk that customers or counterparties will cause a financial loss for the Corporation by failing to discharge their obligations, and the risk to the Corporation associated with changes in creditworthiness of entities with which commercial exposures exist. The Corporation actively manages its exposure to credit risk by assessing the ability of counterparties to fulfil their obligations under the related contracts prior to entering into such contracts. The Corporation makes detailed assessments of the credit quality of all counterparties and, where appropriate, obtains corporate guarantees, cash collateral, third-party credit insurance, and/or letters of credit to support the ultimate collection of these receivables. For commodity trading and origination, the Corporation sets strict credit limits for each counterparty and monitors exposures on a daily basis. TransAlta uses standard agreements that allow for the netting of exposures and often include margining provisions. If credit limits are exceeded, TransAlta will request collateral from the counterparty or halt trading activities with the counterparty.
The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. The following table outlines the Corporation’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at June 30, 2018:

	Investment grade (Per cent)	Non-investment grade (Per cent)	Total (Per cent)	Total amount
Trade and other receivables(1)	87	13	100	562
Long-term finance lease receivables	98	2	100	202
Risk management assets(1)	99	1	100	856
Loan receivable(2)	—	100	100	35
Total				1,655

(1) Letters of credit and cash and cash equivalents are generally the primary types of collateral held as security related to some of these amounts.
(2) The counterparty has no external credit rating. Excludes $3 million current portion classified in trade and other receivables.

The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trades, net of any collateral held, at June 30, 2018, was $16 million (Dec. 31, 2017 - $40 million).

III. Liquidity Risk

Liquidity risk relates to the Corporation’s ability to access capital to be used for proprietary trading activities, commodity hedging, capital projects, debt refinancing, and general corporate purposes. As at June 30, 2018, TransAlta maintains investment grade ratings from three credit rating agencies. TransAlta is focused on strengthening its financial position and maintaining investment grade credit ratings with these major rating agencies.

F26 TRANSALTA CORPORATION

A maturity analysis of the Corporation’s financial liabilities is as follows:

	2018	2019	2020	2021	2022	2023 and thereafter	Total
Accounts payable and accrued liabilities	425	—	—	—	—	—	425
Long-term debt(1)	56	463	465	67	731	1,327	3,109
Commodity risk management liabilities	45	113	106	117	108	244	733
Other risk management (assets) liabilities	1	(1)	(2)	(2)	5	—	1
Finance lease obligations	9	16	13	7	6	15	66
Interest on long-term debt and finance lease obligations(2)	83	157	129	107	100	715	1,291
Dividends payable	47	—	—	—	—	—	47
Total	666	748	711	296	950	2,301	5,672

(1) Excludes impact of hedge accounting.
(2) Not recognized as a financial liability on the Condensed Consolidated Statements of Financial Position.

D. Collateral and Contingent Features in Derivative Instruments

Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs. If a material adverse event resulted in the Corporation’s senior unsecured debt falling below investment grade, the counterparties to such derivative instruments could request ongoing full collateralization.
As at June 30, 2018, the Corporation had posted collateral of $120 million (Dec. 31, 2017 - $131 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk-contingent features, which if triggered could result in the Corporation having to post an additional $59 million (Dec. 31, 2017 - $96 million) of collateral to its counterparties.
11. Property, Plant, and Equipment
A reconciliation of the changes in the carrying amount of PP&E is as follows:

	Land	Coal generation	Gas generation	Renewable generation	Mining property and equipment	Assets under construction	Capital spares and other(1)	Total
As at As at Dec. 31, 2017	95	2,457	910	2,191	602	95	228	6,578
Additions	—	—	—	(1)	—	82	2	83
Additions - finance lease	—	—	—	—	3	—	—	3
Acquisitions (Note 3)	—	—	—	—	—	4	—	4
Asset impairment charges (Note 3)	—	—	—	(11)	—	—	—	(11)
Depreciation	—	(141)	(40)	(61)	(62)	—	(8)	(312)
Revisions and additions to decommissioning and restoration costs	—	(6)	(1)	—	(3)	—	—	(10)
Retirement of assets and (disposals)	—	(2)	(1)	(3)	(1)	—	—	(7)
Change in foreign exchange rates	1	14	(2)	13	2	—	1	29
Transfers	—	20	12	6	8	(53)	9	2
As at June 30, 2018	96	2,342	878	2,134	549	128	232	6,359
(1) Includes major spare parts and stand-by equipment available, but not in service, and spare parts used for routine, preventive, or planned maintenance.

TRANSALTA CORPORATION F27

12. Credit Facilities, Long-Term Debt, and Finance Lease Obligations
A. Credit Facilities, Debt and Letters of Credit

The amounts outstanding are as follows:

As at	June 30, 2018			Dec. 31, 2017
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	131	131	3.2%	27	27	2.8%
Debentures	1,046	1,051	6.0%	1,046	1,051	6.0%
Senior notes(3)	917	929	5.4%	1,499	1,510	6.0%
Non-recourse(4)	947	958	4.3%	1,022	1,032	4.3%
Other(5)	40	40	9.1%	44	44	9.2%
	3,081	3,109		3,638	3,664
Finance lease obligations	66			69
	3,147			3,707
Less: current portion of long-term debt	(86)			(729)
Less: current portion of finance lease obligations	(17)			(18)
Total current long-term debt and finance lease obligations	(103)			(747)
Total credit facilities, long-term debt, and finance lease obligations	3,044			2,960

(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of bankers’ acceptances and other commercial borrowings under long-term committed credit facilities.
(3) US face value at June 30, 2018 - US$0.7 billion (Dec. 31, 2017 - US$1.2 billion).
(4) Includes US$1 million at June 30, 2018 (Dec. 31, 2017 - US$27 million).
(5) Includes US$22 million at June 30, 2018 (Dec. 31, 2017 - US$24 million) of tax equity financing.

On March 15, 2018, the Corporation early redeemed its outstanding 6.650 per cent US $500 million Senior Notes due May 15, 2018. The repayment was hedged with foreign exchange forwards and cross currency swaps. The redemption price for the notes was approximately $617 million (US$516 million), including a $5 million early redemption premium, recognized in net interest expense, and $14 million in accrued and unpaid interest to the redemption date.

As a result of the Corporation's repayment of its US$500 million Senior Notes the Corporation now has US$380 million (Dec. 31, 2017 - US$480 million) of US-dollar-denominated debt designated as hedges of its net investment in foreign operations.
On June 27, 2018, the Corporation paid out the US$25 million non-recourse debt related to its Mass Solar projects. (See Note 3).
During the second quarter of 2018, the Corporation's US$200 million committed facility was cancelled and the Corporation's committed syndicated bank credit facility was increased by $250 million.
The Corporation has a total of $2.0 billion (Dec. 31, 2017 - $2.0 billion) of committed credit facilities, comprised of the Corporation's $1.3 billion (Dec. 31, 2017 - $1.0 billion) committed syndicated bank credit facility, TransAlta Renewables’ committed syndicated bank credit facility of $0.5 billion (Dec. 31, 2017 - $0.5 billion), and the Corporation's $0.2 billion committed bilateral facilities. These facilities were renewed during the second quarter and expire in 2022, 2022 and 2020 respectively. The $1.8 billion (Dec. 31, 2017 - $1.5 billion) committed syndicated bank facilities are the primary source for short-term liquidity after the cash flow generated from the Corporation's business.
In total, $1.2 billion (Dec. 31, 2017 - $1.4 billion) is not drawn. At June 30, 2018, the $0.8 billion (Dec. 31, 2017 - $0.6 billion) of credit utilized under these facilities was comprised of actual drawings of $0.1 billion (Dec. 31, 2017 - $27 million) and letters of credit of $0.7 billion (Dec. 31, 2017 - $0.6 billion). The Corporation is in compliance with the terms of the credit facilities and all undrawn amounts are fully available. In addition to the $1.2 billion available under the credit facilities, the Corporation also has $0.1 billion of available cash and cash equivalents.

F28 TRANSALTA CORPORATION

The Corporation's total outstanding letters of credit as at June 30, 2018 were $643 million (Dec. 31, 2017 - $677 million), including TransAlta Renewables outstanding letters of credit of $67 million (Dec. 31, 2017 - $69 million) with no (Dec. 31, 2017 - nil) amounts exercised by third parties under these arrangements. The Corporation and TransAlta Renewables both have an uncommitted $100 million demand letter of credit facility.
TransAlta’s debt has terms and conditions, including financial covenants, that are considered normal and customary. As at June 30, 2018, the Corporation was in compliance with all debt covenants.
B. Restrictions on Non-Recourse Debt

The Corporation's subsidiaries have issued non-recourse bonds of $946 million (Dec. 31, 2017 - $1,022 million) that are subject to customary financing conditions and covenants that may restrict the Corporation’s ability to access funds generated by the facilities’ operations. Upon meeting certain distribution tests, typically performed once per quarter, the funds are able to be distributed by the subsidiary entities to their respective parent entity. These conditions include meeting a debt service coverage ratio prior to distribution, which was met by these entities in the second quarter. However, funds in these entities that have accumulated since the second quarter test will remain there until the next debt service coverage ratio can be calculated in the third quarter of 2018. At June 30, 2018, $41 million (Dec. 31, 2017 -$35 million) of cash was subject to these financial restrictions.

Additionally, certain non-recourse bonds require that certain reserve accounts be established and funded through cash held on deposit and/or by providing letters of credit. The Corporation has elected to use letters of credit as at June 30, 2018.

C. Security
Non-recourse debts of $791 million in total (Dec. 31, 2017 - $848 million) are each secured by a first ranking charge over all of the respective assets of the Corporation’s subsidiaries that issued the bonds, which includes certain renewable generation facilities with total carrying amounts of $1,028 million at June 30, 2018 (Dec. 31, 2017 - $1,107 million). At June 30, 2018, a non-recourse bond of approximately $155 million (Dec. 31, 2017 - $174 million) is secured by a first ranking charge over the equity interests of the issuer that issued the non-recourse bond.

D. Restricted Cash
The Corporation has $31 million (Dec. 31, 2017 - $30 million) of restricted cash related to the Kent Hills project financing which is held in a construction reserve account. The proceeds will be released from the construction reserve account upon certain conditions being met, including commissioning of the Kent Hills 3 wind project.

TRANSALTA CORPORATION F29

13. Common Shares
A. Issued and Outstanding
 TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	3 months ended June 30,				6 months ended June 30,
	2018		2017		2018		2017
	Common shares (millions)	Amount	Common shares (millions)	Amount	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	287.5	3,091	287.9	3,095	287.9	3,095	287.9	3,095
Shares purchased and retired under NCIB	(0.2)	(2)	—	—	(0.6)	(6)	—	—
	287.3	3,089	287.9	3,095	287.3	3,089	287.9	3,095
Amounts receivable under Employee Share Purchase Plan	—	(1)	—	(1)	—	(1)	—	(1)
Issued and outstanding, end of period	287.3	3,088	287.9	3,094	287.3	3,088	287.9	3,094
B. NCIB Program
Shares purchased by the Corporation under the NCIB are recognized as a reduction to share capital equal to the average carrying value of the common shares. Any difference between the aggregate purchase price and the average carrying value of the common shares is recorded in retained earnings.
The following are the effects of the Corporation's purchase and cancellation of the common shares during the six months ended June 30, 2018:

As at	June 30, 2018	Dec. 31, 2017
Total shares purchased	587,300	—
Average purchase price per share	$6.77	—
Total cost	4	—
Weighted average book value of shares cancelled	6	—
Increase to retained earnings	(2)	—
C. Earnings per Share

	3 months ended June 30,		6 months ended June 30,
	2018	2017	2018	2017
Net loss attributable to common shareholders	(105)	(18)	(40)	(18)
Basic and diluted weighted average number of common shareholders outstanding (millions)	288	288	288	288
Net earnings (loss) per share attributable to common shareholders, basic and diluted	(0.36)	(0.06)	(0.14)	(0.06)

D. Dividends
On July 19, 2018, the Corporation declared a quarterly dividend of $0.04 per common share, payable on Oct. 1, 2018.
On April 19, 2018, the Corporation declared a quarterly dividend of $0.04 per common share, payable on July 3, 2018.
There have been no other transactions involving common shares between the reporting date and the date of completion of these consolidated financial statements.

F30 TRANSALTA CORPORATION

E. Stock Options
The stock options granted to executive officers of the Corporation during the six months ended June 30, 2018 and 2017 are as follows:

Grant month	Number of stock options granted (millions)	Exercise price	Vesting period (years)	Expiration length (years)
March 2018	0.7	$7.45	3	7
March 2017	0.7	$7.25	3	7
14. Preferred Shares
A. Issued and Outstanding
All preferred shares issued and outstanding are non-voting cumulative redeemable fixed rate first preferred shares, other than the Series B preferred shares which are non-voting cumulative redeemable floating rate first preferred shares.
As at June 30, 2018 and Dec. 31, 2017, the Corporation had 10.2 million Series A, 11.0 million Series C, 9.0 million Series E, 6.6 million Series G Cumulative Redeemable Rate Rest First Preferred Shares issued and outstanding and 1.8 million Series B Cumulative Redeemable Floating Rate First Preferred Shares issued and outstanding.
B. Dividends
The following summarizes the preferred share dividends declared within the three and six months ended June 30:

		3 months ended June 30,		6 months ended June 30,
Series	Quarterly amounts per share	2018	2017	2018	2017(1)
A	0.16931	1	2	3	2
B	0.19951(2)	1	—	1	—
C	0.25169	3	3	6	3
E	0.32463	3	3	6	3
G	0.33125	2	2	4	2
Total for period		10	10	20	10
(1) No dividends were declared in the first quarter of 2017 as on Dec. 19, 2016, the quarterly dividend related to the period covering the first quarter of 2017 was declared.
(2) Series B Preferred Shares pay quarterly dividends at a floating rate based on the 90-day Government of Canada Treasury Bill rate, plus 2.03 per cent. Approximately $300 thousand and $700 thousand of dividends were declared for the three and six months ended June 30, 2018, respectively.

On July 19, 2018 the Corporation declared a quarterly dividend of $0.16931 per share on the Series A preferred shares, $0.20984 per share on the Series B preferred shares, $0.25169 per share on the Series C preferred shares, $0.32463 per share on the Series E preferred shares, and $0.33125 per share on the Series G preferred shares, all payable on Sept.30, 2018.
On April 19, 2018 the Corporation declared a quarterly dividend of $0.16931 per share on the Series A preferred shares, $0.19951 per share on the Series B preferred shares, $0.25169 per share on the Series C preferred shares, $0.32463 per share on the Series E preferred shares, and $0.33125 per share on the Series G preferred shares, all payable on July 3, 2018.

TRANSALTA CORPORATION F31

15. Commitments and Contingencies
A. Contingencies
TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Corporation responds as required. There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta.
I. Line Loss Rule Proceeding
The Corporation has been participating in a line loss rule proceeding (the “LLRP”) before the Alberta Utilities Commission ("AUC"). The AUC determined that it has the ability to retroactively adjust line loss charges going back to 2006 and directed the Alberta Electric System Operator to, among other things, perform such retroactive calculations. The various decisions by the AUC are, however, subject to appeal and challenge.  A recent decision by the AUC determined the methodology to be used retroactively and it is now possible to estimate the total potential retroactive exposure faced by the Corporation for its non-PPA MWs.  The estimate of the maximum exposure is $15 million; however, if the Corporation and others are successful on the appeal of legal and jurisdictional questions regarding retroactivity, the amount owing will be nil. The Corporation has recorded a provision of $7.5 million as at June 30, 2018 and Dec. 31, 2017.
II. FMG Disputes
The Corporation is currently engaged in two disputes with Fortescue Metals Group Ltd. ("FMG").  The first arose as a result of FMG’s purported termination of the South Hedland PPA.  TransAlta has sued FMG, seeking payment of amounts invoiced and not paid under the South Hedland PPA, as well as a declaration that the PPA is valid and in force.  FMG, on the other hand, seeks a declaration that the PPA was lawfully terminated.
The second matter involves FMG’s claims against TransAlta related to the transfer of the Solomon Power Station to FMG.  FMG claims certain amounts related to the condition of the facility while TransAlta claims certain outstanding costs that should be reimbursed.
III. Balancing Pool Dispute
Pursuant to a written agreement, the Balancing Pool paid the Corporation approximately $157 million on March 29, 2018 as part of the net book value payment required on termination of the Sundance B and C PPAs. The Balancing Pool, however, excluded certain mining and corporate assets that the Corporation believes should be included in the net book value calculation, which amounts to an additional $56 million. The parties are resolving the dispute through arbitration.

F32 TRANSALTA CORPORATION

16. Segment Disclosures
A. Reported Segment Earnings (Loss)
I. Earnings Information

3 months ended June 30, 2018	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	179	51	51	41	51	63	13	(3)	446
Fuel, carbon, and purchased power	136	20	18	2	4	2	—	(3)	179
Gross margin(1)	43	31	33	39	47	61	13	—	267
Operations, maintenance, and administration	43	12	12	9	11	11	5	20	123
Depreciation and amortization	64	16	10	12	29	7	1	7	146
Asset impairment charge	—	—	—	—	12	—	—	—	12
Taxes, other than income taxes	4	1	—	—	2	1	—	—	8
Net other operating income	(10)	—	—	—	—	—	—	—	(10)
Operating income (loss)	(58)	2	11	18	(7)	42	7	(27)	(12)
Finance lease income	—	—	3	—	—	—	—	—	3
Net interest expense									(59)
Foreign exchange loss									(5)
Loss before income taxes									(73)
(1) Corporate segment revenues and fuel and purchased power relates to intercompany elimination of profit in inventory on purchased emission credits.

3 months ended June 30, 2017	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	248	59	51	28	59	40	18	—	503
Fuel, carbon, and purchased power	141	15	15	4	3	2	—	—	180
Gross margin	107	44	36	24	56	38	18	—	323
Operations, maintenance, and administration	47	11	14	6	12	9	6	22	127
Depreciation and amortization	77	16	9	7	28	9	1	7	154
Asset impairment charge	20	—	—	—	—	—	—	—	20
Taxes, other than income taxes	4	1	—	—	2	1	—	—	8
Net other operating income	(10)	—	—	—	—	—	—	—	(10)
Operating income (loss)	(31)	16	13	11	14	19	11	(29)	24
Finance lease income	—	—	3	13	—	—	—	—	16
Net interest expense									(59)
Foreign exchange gain									2
Loss before income taxes									(15)

TRANSALTA CORPORATION F33

6 months ended June 30, 2018	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	448	138	113	82	137	90	30	(4)	1,034
Fuel, carbon, and purchased power	332	64	47	4	10	3	—	(4)	456
Gross margin(1)	116	74	66	78	127	87	30	—	578
Operations, maintenance, and administration	90	27	25	18	24	19	13	40	256
Depreciation and amortization	114	32	21	24	56	15	1	13	276
Asset impairment	—	—	—	—	12	—	—	—	12
Taxes, other than income taxes	7	2	1	—	4	2	—	—	16
Net other operating income	(178)	—	—	—	—	—	—	—	(178)
Operating income (loss)	83	13	19	36	31	51	16	(53)	196
Finance lease income	—	—	5	—	—	—	—	—	5
Net interest expense									(127)
Foreign exchange loss									(7)
Earnings before income taxes									67
(1) Corporate segment revenues and fuel and purchased power relates to intercompany elimination of profit in inventory on purchased emission credits

6 months ended June 30, 2017	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	498	147	153	54	146	64	19	—	1,081
Fuel, carbon, and purchased power	280	79	54	6	8	3	—	—	430
Gross margin	218	68	99	48	138	61	19	—	651
Operations, maintenance, and administration	91	24	26	13	24	17	11	46	252
Depreciation and amortization	147	31	18	14	55	17	1	14	297
Asset impairment	20	—	—	—	—	—	—	—	20
Taxes, other than income taxes	7	2	1	—	4	2	—	—	16
Net other operating income	(20)	—	—	—	—	—	—	—	(20)
Operating income (loss)	(27)	11	54	21	55	25	7	(60)	86
Finance lease income	—	—	6	26	—	—	—	—	32
Net interest expense									(121)
Foreign exchange gain									1
Other income									2
Loss before income taxes									—

F34 TRANSALTA CORPORATION

B. Depreciation and Amortization on the Condensed Consolidated Statements of Cash Flows

The reconciliation between depreciation and amortization reported on the Condensed Consolidated Statements of Earnings (Loss) and the Condensed Consolidated Statements of Cash Flows is presented below:

	3 months ended June 30,		6 months ended June 30,
	2018	2017	2018	2017
Depreciation and amortization expense on the Condensed Consolidated Statements of Earnings	146	154	276	297
Depreciation included in fuel and purchased power	36	19	67	36
Depreciation and amortization on the Condensed Consolidated Statements of Cash Flows	182	173	343	333
17. Subsequent Events
A. $345 Million Financing
The Corporation monetized the OCA and on July 20, 2018, closed an approximate $345 million bond offering through its indirect wholly-owned subsidiary, TransAlta OCP LP (the "Issuer") by way of private placement, which will be secured by, among other things, a first ranking charge over the OCA payments payable by the Government of Alberta. The amortizing bonds bear interest from their date of issuance at a rate of 4.509 per cent per annum, payable semi-annually and maturing on Aug. 5, 2030. The bonds have a preliminary rating of BBB, with a Stable trend, by DBRS. Under the terms of the OCA, the Corporation receives annual cash payments on or before July 31 of approximately $40 million ($37.3 million, net to the Corporation), commencing Jan. 1, 2017, and terminating at the end of 2030.

The net proceeds will be used to partially repay the Debentures, as described below.

B. Early Redemption of $400 million of Debentures
On Aug. 2, 2018, the Corporation early redeemed all of its outstanding 6.40 per cent debentures, due Nov. 18, 2019, for the principal amount of $400 million . The redemption price was approximately $425 million in aggregate, including accrued and unpaid interest.

C. Sundance Unit 2 Retirement
On July 19, 2018, the Corporation's Board approved the retirement of Sundance Unit 2 effective July 31, 2018. The decision was driven largely by Sundance Unit 2's age, size, and short useful life relative to other units, and the capital requirements needed to return the unit to service. The retirement is consistent with our transition strategy to clean power by 2025. The Corporation expects to recognize an impairment charge of $38 million ($28 million after-tax) in the third quarter of 2018.

TRANSALTA CORPORATION F35

Exhibit 1
(Unaudited)
The information set out below is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the Condensed Consolidated Financial Statements.
To the Financial Statements of TransAlta Corporation

EARNINGS COVERAGE RATIO
The following selected financial ratio is calculated for the period ended June 30, 2018:
Earnings coverage on long-term debt supporting the Corporation’s Shelf Prospectus
0.82 times
Earnings coverage on long-term debt on a net earnings to common shareholders basis is equal to net earnings before interest expense and income taxes, divided by interest expense including capitalized interest.

TRANSALTA CORPORATION F36